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                              January 23, 2024

       Brian Podolak
       Chief Executive Officer
       Vocodia Holdings Corp
       6401 Congress Ave
       Boca Raton, FL 33487

                                                        Re: Vocodia Holdings
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 10,
2024
                                                            File No. 333-269489

       Dear Brian Podolak:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Form S-1 filed January 10, 2024

       Cover page

   1. You state that you will not consummate this offering unless your listing application is approved. This appears
inconsistent with your statement that the price offered by the selling shareholders
will be fixed at the initial public offering price per IPO Share until such time as the Common
Stock is listed on the Cboe BZX Exchange, Inc.    and that they
                                                        will sell    at varying
prices.    Please revise.
   2. It appears that you are registering the resale of 30,000 shares of common stock underlying a representative's
warrant. As the representative's warrant has not been issued as of the date that the
registration statement was filed, please provide us an analysis as to why you believe that these
shares can be registered at this time. For guidance, refer to Question
                                                        139.06 of our
Compliance and Disclosure Interpretations relating to Securities Act
                                                        Sections.
 Brian Podolak
Vocodia Holdings Corp
January 23, 2024
Page 2
Exhibit 23.1, page II-4

3. Please have your Independent Registered Public Accounting Firm update the date of its consent.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Podolak
                                                           Division of
Corporation Finance
Comapany NameVocodia Holdings Corp
                                                           Office of Technology
January 23, 2024 Page 2
cc:       Ross Carmel
FirstName LastName